UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 2, 2023

Commission file number 1- 12874
_________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 2, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 2, 2023	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
THIRD QUARTER 2023 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $26.2 million, or $0.28 per share, and adjusted net income attributable to shareholders of Teekay(1) of $24.8 million, or $0.27 per share, in the third quarter of 2023 (excluding items listed in Appendix A to this release).
•The Company's highest third quarter adjusted net income per share attributable to shareholders of Teekay in 15 years.
•Since the beginning of the third quarter of 2023, Teekay Parent repurchased an additional $4.6 million of its outstanding common shares, bringing the total amount repurchased since the beginning of the Company's programs in August 2022 to $63.0 million at an average price of $5.15 per share.
•In line with Teekay Tankers' fixed dividend policy, Teekay Tankers declared a quarterly cash dividend of $0.25 per common share for the quarter ended September 30, 2023, payable on November 27, 2023.
Hamilton, Bermuda, November 2, 2023 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three and nine months ended September 30, 2023. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the third quarter of 2023 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.

Financial Summary

	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands of U.S. dollars, except per share amounts)	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	311,682	395,400	303,199
Income from vessel operations	81,254	157,667	83,385
Net income attributable to the shareholders of Teekay	26,158	40,338	33,133
Earnings per common share of Teekay	0.28	0.43	0.32
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	105,819	182,051	86,885
Adjusted net income attributable to shareholders of Teekay (1)	24,790	42,773	15,312
Adjusted net earnings per share attributable to shareholders of Teekay (1)	0.27	0.45	0.15
	As at	As at	As at
	September 30,	June 30,	March 31,
(in thousands of U.S. dollars, except number of shares)	2023	2023	2023
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Net cash (2)	283,943	272,354	291,020
Market value of investment in Teekay Tankers (3)	407,757	374,455	414,803
Number of outstanding shares of common stock at end of period	90,949,328	91,374,909	96,027,318

(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). These measures include results from both continuing and discontinued operations.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)Teekay Parent net cash as of September 30, 2023 includes cash and cash equivalents and short-term investments. Teekay Parent's net cash position increased compared to June 30, 2023, primarily due to changes in working capital balances and cash flow generated during the quarter, partially offset by Teekay Parent's common share repurchases. As at September 30, 2023, Teekay Parent's remaining floating production storage and offloading unit (FPSO) recycling costs are estimated to be approximately $5.2 million, which are expected to be paid through mid-2024.
(3)As at September 30, 2023, June 30, 2023, and March 31, 2023, Teekay Parent owned 9.8 million, 9.8 million, and 9.7 million Teekay Tankers Class A and B common shares, respectively, and, as of such dates, the closing prices of Teekay Tankers Class A common shares were $41.63 per share, $38.23 per share, and $42.93 per share, respectively.

CEO Commentary
“Teekay reported its highest third quarter adjusted net income per share attributable to shareholders of Teekay in 15 years amid continued strength in the spot tanker market,” commented Kenneth Hvid, Teekay’s President and CEO. “In addition, Teekay Tankers achieved its highest third quarter spot tanker rates since 2008 and its highest ever third quarter adjusted net income.”

“Spot tanker rates were very strong at the start of the third quarter but moderated toward the end of the quarter and into the early part of the fourth quarter due to typical seasonality and OPEC+ actions. However, the tanker market continues to be influenced by tight vessel supply, strong underlying oil demand, and recent and ongoing geopolitical events. Although rates in the fourth quarter started at relatively low levels, in recent weeks, spot tanker rates have strengthened materially as we enter into the typically stronger winter market. With almost all of Teekay Tankers’ fleet currently trading in the spot market, we believe Teekay Tankers has significant operating leverage to benefit from the robust tanker market fundamentals.”

“Lastly, Teekay Parent continued to return capital to shareholders with the repurchase of another $4.6 million of its common shares since the beginning of the third quarter of 2023. To date, we have repurchased $63.0 million of our common shares, or approximately 12.0% of the outstanding common shares immediately prior to commencement of our repurchase programs in August 2022, at an average price of $5.15 per share.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
The Company's GAAP net income attributable to shareholders of Teekay decreased for the third quarter of 2023 compared to the same quarter of the prior year, primarily due to $21.1 million in gains on the sale of vessels in 2022, partially offset by higher interest income and lower interest expense, and stronger earnings from Teekay Tankers as a result of five additional in-chartered vessels delivered to Teekay Tankers at various times between the third quarter of 2022 and the first quarter of 2023.

The Company’s adjusted net income (1) attributable to shareholders of Teekay increased in the third quarter of 2023 compared to the same quarter of the prior year, primarily due to higher interest income and lower interest expense, and stronger earnings from Teekay Tankers.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(a) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2023(b)	June 30, 2023(b)	September 30, 2022(b)
Suezmax revenue days	2,251	2,269	2,208
Suezmax spot TCE per revenue day	$34,954	$57,566	$33,191
Aframax / LR2 revenue days	2,256	2,177	1,842
Aframax / LR2 spot TCE per revenue day	$36,579	$50,100	$36,591

(a)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(b)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
Please refer to Teekay Tankers' third quarter of 2023 earnings release for additional information on its financial results.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
Since the beginning of the third quarter of 2023, Teekay has repurchased approximately 0.8 million of its common shares for $4.6 million, or $5.91 per share. To date, Teekay has repurchased a total of 12.2 million of its common shares, or approximately 12.0% of the outstanding common shares immediately prior to commencement of the programs in August 2022, for a total cost of $63.0 million, representing an average repurchase price of $5.15 per share. Teekay currently has $22.0 million remaining on its latest share repurchase program authorization.
Teekay Tankers
In September 2023, as previously announced, four vessels under sale-leaseback arrangements were repurchased using existing cash, for a total cost of $57.2 million. These vessels were refinanced under the previously-announced $350 million 19-vessel revolving credit facility. In 2023 to date, Teekay Tankers has repurchased 19 vessels previously under sale-leaseback arrangements for $364.2 million. Teekay Tankers has eight remaining vessels under sale-leaseback arrangements, which can be repurchased in the first quarter of 2024.

In September 2023, Teekay Tankers terminated its $80 million working capital loan facility. The working capital loan facility had no balance drawn at the time.

In September 2023, Teekay Tankers extended the chartered-in contract for one vessel for an additional 12 months at a rate of $21,250 per day.
Teekay Tankers' board of directors declared a fixed quarterly cash dividend of $0.25 per outstanding share of common stock for the quarter ended September 30, 2023. This dividend is payable on November 27, 2023 to all of Teekay Tankers' shareholders of record on November 14, 2023.
The following table presents Teekay Tankers’ TCE rates booked to-date in the fourth quarter of 2023 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the fourth quarter:

	Fourth Quarter 2023 To-Date Spot Tanker Rates
	Avg. TCE Rates Per Day	% Fixed
Suezmax	$26,500	42%
Aframax / LR2 (1)	$38,800	37%

(1)    Rates and percentage booked to date include Aframax RSA and non-RSA voyage charters and full service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate approximately 65 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in 8 countries and approximately 2,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e., net income before interest, taxes, depreciation and amortization), adjusted to exclude certain items the timing or amount of which cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, write-downs and/or gains and losses on sale of operating assets, unrealized gains and losses on derivative instruments, credit loss provision adjustments, loss on bond repurchases, loss on deconsolidation, equity income (loss), and other income or loss, for both continuing operations and discontinued operations. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense), and realized gains or losses on interest rate swaps resulting from amendments or terminations of underlying instruments, both for continuing and discontinued operations.
Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliations of Adjusted EBITDA to net income, from continuing and discontinued operations, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	311,682	395,400	303,199	1,125,783	796,705
Voyage expenses	(113,274)	(118,082)	(135,013)	(355,543)	(363,615)
Vessel operating expenses	(59,387)	(60,092)	(59,579)	(180,401)	(211,788)
Time-charter hire expenses	(19,378)	(18,691)	(7,236)	(51,014)	(19,339)
Depreciation and amortization	(24,565)	(24,384)	(24,251)	(72,924)	(74,574)
General and administrative expenses	(13,824)	(16,426)	(13,655)	(45,466)	(43,881)
Gain on sale of assets	—	—	21,131	—	21,863
Restructuring charges	—	(58)	(1,211)	(1,677)	(7,768)
Income from vessel operations	81,254	157,667	83,385	418,758	97,603

Interest expense	(6,461)	(5,956)	(9,403)	(23,794)	(28,818)
Interest income	6,652	4,766	1,753	17,006	2,773
Realized and unrealized gains on derivative instruments	—	547	1,698	449	4,236
Equity income (loss)	666	1,120	221	2,916	(1,464)
Loss on bond repurchases	—	—	(86)	—	(12,694)
Income tax recovery (expense) and other – net	2,014	(9,736)	3,288	(12,889)	4,175
Net income from continuing operations	84,125	148,408	80,856	402,446	65,811
Loss from discontinued operations (2)	—	—	—	—	(20,276)
Net income	84,125	148,408	80,856	402,446	45,535
Net income attributable to non-controlling interests (2)	(57,967)	(108,070)	(47,723)	(287,187)	(6,232)
Net income attributable to the shareholders of Teekay Corporation	26,158	40,338	33,133	115,259	39,303
Amounts attributable to the shareholders of Teekay Corporation
Income from continuing operations	84,125	148,408	80,856	402,446	65,811
Net income attributable to non-controlling interests, continuing operations	(57,967)	(108,070)	(47,723)	(287,187)	(68,160)
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	26,158	40,338	33,133	115,259	(2,349)
Loss from discontinued operations	—	—	—	—	(20,276)
Net loss attributable to non-controlling interests, discontinued operations (2)	—	—	—	—	61,928
Net income attributable to the shareholders of Teekay Corporation,
discontinued operations	—	—	—	—	41,652
Net income attributable to the shareholders of Teekay Corporation	26,158	40,338	33,133	115,259	39,303
Earnings (loss) per common share(3) of Teekay Corporation, continuing operations
–Basic	$0.28	$0.43	$0.32	$1.21	$(0.02)
–Diluted	$0.27	$0.41	$0.32	$1.17	$(0.02)
Earnings per common share(3) of Teekay Corporation, discontinued operations
–Basic	$—	$—	$—	$—	$0.41
–Diluted	$—	$—	$—	$—	$0.41
Earnings per common share(3) of Teekay Corporation
–Basic	$0.28	$0.43	$0.32	$1.21	$0.38
–Diluted	$0.27	$0.41	$0.32	$1.17	$0.38

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)As a result of Stonepeak's acquisition of Teekay LNG Partners L.P. (Teekay LNG) (now known as Seapeak LLC) in January 2022, certain information in this release presents Teekay LNG and various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under management services contracts (collectively, the Teekay Gas Business) as a discontinued operation of the Company, and historical comparative periods presented have been recast as a result.
(2)Loss from discontinued operations for the nine months ended September 30, 2022 includes a $58.7 million loss on deconsolidation of the Teekay Gas Business. Net loss attributable to non-controlling interests, discontinued operations for the nine months ended September 30, 2022 includes the realization of a deferred gain of $84.8 million relating to the intercompany sale of certain vessels from Teekay to the Teekay Gas Business in previous years, which was recognized upon the sale of the Teekay Gas Business in January 2022. Together, these items resulted in a net gain of $26.2 million related to the deconsolidation of the Teekay Gas Business.
(3)Weighted-average number of common shares outstanding includes common shares related to non-forfeitable stock-based compensation.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted-average number of common shares outstanding
- Basic	92,775,107	94,396,675	102,608,910	95,210,081	102,485,688
- Diluted	94,861,508	96,754,345	104,712,406	97,343,603	102,485,688
Number of outstanding shares of common stock at end of period	90,949,328	91,374,909	100,401,365	90,949,328	100,401,365

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	188,733	136,042	129,345
Cash and cash equivalents - Teekay Tankers	227,292	178,850	180,512
Short-term investments - Teekay Parent (1)	95,210	136,312	210,000
Accounts receivable	134,880	151,668	140,837
Bunker and lube oil inventory	51,678	56,803	60,832
Accrued revenue and other current assets	71,673	93,365	98,365
Restricted cash - Teekay Tankers	691	703	6,849
Vessels and equipment - Teekay Tankers	1,194,614	1,210,617	1,253,368
Operating lease right-of-use assets	86,624	90,831	42,894
Net investment in and loans to equity-accounted investment	15,215	16,549	16,198
Other non-current assets	23,924	26,427	25,646
Total Assets	2,090,534	2,098,167	2,164,846
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	105,644	116,211	134,342
Current portion of long-term debt - Teekay Parent	—	—	21,184
Current portion of long-term debt and finance leases - Teekay Tankers	20,504	28,457	60,161
Long-term debt and finance leases - Teekay Tankers	124,216	179,549	472,599
Operating lease liabilities	86,624	90,947	43,443
Other long-term liabilities	61,817	66,881	63,511
Equity:
Non-controlling interests	993,736	941,376	746,143
Shareholders of Teekay	697,993	674,746	623,463
Total Liabilities and Equity	2,090,534	2,098,167	2,164,846

Net cash - Teekay Parent (2)	283,943	272,354	318,161
Net cash (debt) - Teekay Tankers (2)	83,263	(28,453)	(345,399)

(1)Short-term investments - Teekay Parent includes various bank term deposits and short-term debt securities issued by the United States government that have initial maturity dates of more than three months but less than one year from the origination date.

(2)Net cash (debt) is a non-GAAP financial measure and represents (a) cash and cash equivalents, and, if applicable, restricted cash and short-term investments, less (b) short-term debt, current portion of long-term debt and current obligations related to finance leases, and long-term debt and long-term obligations related to finance leases.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2023	2022
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	402,446	45,535
Less: loss from discontinued operations	—	20,276
Income from continuing operations	402,446	65,811
Non-cash and non-operating items:
Depreciation and amortization	72,924	74,574
Gain on sale and write-down of assets	—	(21,863)
Other	21,923	13,802
Change in other operating assets and liabilities	4,767	(92,706)
Expenditures for dry docking	(6,209)	(11,204)
Net operating cash flow - continuing operations	495,851	28,414
Net operating cash flow - discontinued operations	—	26,866
Net operating cash flow	495,851	55,280
FINANCING ACTIVITIES
Issuance costs, net of proceeds from long-term debt	(3,536)	—
Prepayments of long-term debt	(1,000)	(592,221)
Scheduled repayments of long-term debt	(21,184)	(56,914)
Proceeds from short-term debt	50,000	134,000
Prepayments of short-term debt	(50,000)	(159,000)
Proceeds from financings related to sale and leaseback of vessels, net of issuance costs	—	288,108
Prepayment of obligations related to finance leases	(364,201)	—
Scheduled repayments of obligations related to finance leases	(28,900)	(35,448)
Sale of Teekay Tankers common shares	—	22,809
Purchase of Teekay Tankers common shares	(4,765)	(5,269)
Distributions from subsidiaries to non-controlling interests	(36,506)	—
Repurchase of Teekay Corporation common shares	(46,658)	(5,305)
Other financing activities	(1,806)	(784)
Net financing cash flow - continuing operations	(508,556)	(410,024)
Net financing cash flow - discontinued operations	—	—
Net financing cash flow	(508,556)	(410,024)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(5,975)	(11,511)
Decrease (increase) in short-term investments	114,790	(245,000)
Proceeds from sale of vessels and equipment	—	82,621
Proceeds from the sale of the Teekay Gas Business, net of cash sold	—	454,789
Repayments from (advances to) equity-accounted joint ventures	3,900	(3,000)
Net investing cash flow - continuing operations	112,715	277,899
Net investing cash flow - discontinued operations	—	—
Net investing cash flow	112,715	277,899
Increase (decrease) in cash, cash equivalents and restricted cash	100,010	(76,845)
Cash, cash equivalents and restricted cash, beginning of the period	316,706	265,520
Cash, cash equivalents and restricted cash, end of the period	416,716	188,675

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Nine Months Ended
	September 30,		June 30,		September 30,
	2023		2023		2023
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	84,125		148,408		402,446
Adjust for: Net income attributable to
non-controlling interests	(57,967)		(108,070)		(287,187)
Net income attributable to
shareholders of Teekay	26,158	0.28	40,338	0.43	115,259	1.21
(Subtract) add specific items affecting net income
Unrealized losses from derivative instruments	—	—	3,125	0.03	3,709	0.04
Realized gain on termination of interest rate swap	—	—	(3,215)	(0.03)	(3,215)	(0.03)
Restructuring charges, net of recoveries	—	—	—	—	1,619	0.02
Other - net(2)	(4,755)	(0.05)	1,234	0.01	501	0.01
Non-controlling interests’ share of items above(3)	3,387	0.04	1,291	0.01	707	0.01
Total adjustments	(1,368)	(0.01)	2,435	0.03	3,321	0.03
Adjusted net income attributable to
shareholders of Teekay	24,790	0.27	42,773	0.45	118,580	1.24

(1)Basic per share amounts.
(2)Includes costs related to uncertain tax positions in the three months ended September 30, 2023. The three months ended June 30, 2023 and the nine months ended September 30, 2023 amounts also include costs related to the early termination of certain obligations related to finance leases and non-cash expenses related to the sale of certain pension-related assets and obligations, an adjustment to the asset retirement obligation related to the Petrojarl Foinaven FPSO unit and foreign currency exchange losses (gains).
(3)Items affecting net income attributable to shareholders of Teekay include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022		2022
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income – GAAP basis	80,856		45,535
Adjust for: Net income attributable to
non-controlling interests	(47,723)		(6,232)
Net income attributable to
shareholders of Teekay	33,133	0.32	39,303	0.38
(Subtract) add specific items affecting net income
Unrealized gains from derivative instruments	(1,126)	(0.01)	(3,842)	(0.04)
FPSO decommissioning costs, net of recoveries	(2,750)	(0.03)	4,832	0.05
Gain on sale of assets	(21,131)	(0.21)	(21,863)	(0.21)
Restructuring charges, net of recoveries	1,000	0.01	5,169	0.05
Items relating to discontinued operations(2)	—	—	36,594	0.36
Loss on bond repurchases and other(3)	(927)	(0.01)	12,255	0.12
Non-controlling interests’ share of items above(4)	7,113	0.07	(52,158)	(0.51)
Total adjustments	(17,821)	(0.17)	(19,013)	(0.19)
Adjusted net income attributable to
shareholders of Teekay	15,312	0.15	20,290	0.20
(1)Basic per share amounts.
(2)Primarily relates to items presented in income from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments.
(3)The nine months ended September 30, 2022 includes a loss on repurchase in full of Teekay's 9.25% senior secured notes due November 2022, and a loss on repurchases of Teekay's 5% convertible senior secured notes due January 2023.
(4)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended
September 30, 2023
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	285,858	25,824	—	311,682

Voyage expenses	(113,274)	—	—	(113,274)
Vessel operating expenses	(36,366)	(23,021)	—	(59,387)
Time-charter hire expense	(19,378)	—	—	(19,378)
Depreciation and amortization	(24,565)	—	—	(24,565)
General and administrative expenses	(10,700)	(3,124)	—	(13,824)

Income (loss) from vessel operations (2)	81,575	(321)	—	81,254

Interest expense	(6,440)	(21)	—	(6,461)
Interest income	3,119	3,533	—	6,652
Equity income	666	—	—	666
Equity in income of subsidiaries (3)	—	23,410	(23,410)	—
Income tax recovery (expense)	2,528	(419)	—	2,109
Other - net	(82)	(13)	—	(95)
Net income from continuing
operations	81,366	26,169	(23,410)	84,125
Net income attributable to
non-controlling interests (4)	—	(11)	(57,956)	(57,967)
Net income attributable
to shareholders/unitholders
of publicly-listed entities	81,366	26,158	(81,366)	26,158

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)In addition to the loss from vessel operations incurred by Teekay Parent, it also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay Tankers. During the three months ended September 30, 2023, Teekay Parent received cash distributions of $2.4 million from Teekay Tankers.
(3)Teekay Corporation’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(4)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary, Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
Net income	84,125	148,408	80,856
Depreciation and amortization	24,565	24,384	24,251
Interest expense, net of interest income	(191)	1,190	7,650
Income tax (recovery) expense	(2,109)	9,091	1,517
EBITDA	106,390	183,073	114,274
Specific income statement items affecting EBITDA:
Gain on sale of assets	—	—	(21,131)
Realized gains from interest rate swaps	—	(3,672)	(192)
Unrealized losses (gains) from derivative instruments	—	3,125	(1,126)
Equity income	(666)	(1,120)	(221)
Other - net	95	645	(4,719)
Adjusted EBITDA	105,819	182,051	86,885

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: management’s expectations regarding tanker market fundamentals and Teekay Tankers' ability to use its operating leverage to benefit therefrom; management's expectations regarding the strength of the spot market, including the impact thereon of crude tanker supply levels, global oil demand, geopolitical events and seasonal market conditions; the amount and timing of payments of cash dividends from Teekay Tankers; the expected timing of and expectations regarding Teekay Tankers' vessel acquisitions and deliveries (including the exercise of related purchase options under Teekay Tankers' sale-leaseback arrangements); the timing and terms of Teekay Tankers' chartering contracts; and Teekay Parent’s expectations regarding the amounts and settlements of recycling costs related to the Petrojarl Foinaven FPSO.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the availability to Teekay of appropriate future growth opportunities and Teekay’s financial or other ability to pursue such opportunities; changes in the demand for oil, refined products and tankers; changes in trading patterns affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC+ production and supply levels; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); higher than expected costs and/or delays associated with the recycling of the Petrojarl Foinaven FPSO; potential delays in vessel purchases; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the status of Russia’s invasion of Ukraine and related sanctions and import and other restrictions; the impact of geopolitical tensions and conflicts, including the recently-declared Hamas-Israel war, and changes in global economic conditions; Teekay Tankers’ available cash and the levels of its capital needs, as well as the declaration by Teekay Tankers' board of directors of any future common share cash dividends; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda